FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               03 January 2008


                               File no. 0-17630


                           Share Repurchase Programme



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Share Repurchase Programme





                    N  E  W  S     R  E  L  E  A  S  E

                                                                  3 January 2008


                  CRH plc ANNOUNCES SHARE REPURCHASE PROGRAMME


CRH plc, the international building materials group, announces that the Board has decided to introduce a share repurchase programme of up to 5% of the 547 million shares currently in issue. Shares repurchased on CRH's behalf under the programme will be held as Treasury Shares.


As shares will initially be repurchased during the close period prior to the announcement of CRH's Preliminary Results for 2007 on Tuesday 4 March 2008, CRH has entered irrevocable non-discretionary agreements with Davy Stockbrokers and UBS to purchase shares during this close period which runs from 4 January 2008 up to and including 3 March 2008.


Any purchases will be effected within certain pre-set parameters, and in accordance with both CRH's general authority to repurchase shares and Chapter 9 of the Irish Listing Rules which require that the maximum price paid be limited to no more than 105 per cent of the average market value of CRH's shares for the 5 business days immediately preceding the date of purchase. CRH confirms that it currently has no unpublished price sensitive information.

________________________________________________________________________________
Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony           Chief Executive
Myles Lee               Finance Director
Eimear O'Flynn          Head of Investor Relations
Maeve Carton            Group Controller


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              , Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  03 January 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director